June 8, 2023

Michael Fay

Brian Cascio

Jessica Ansart

Katherine Bagley

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp. III
Amendment No. 3 to Registration Statement on Form S-4
Filed May 26, 2023
File No. 333-269773

Dear Ms. Ansart :

This letter is submitted on behalf of Alpha Healthcare Acquisition Corp. III (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4, filed on May 26, 2023 (the “Initial Registration Statement”), as set forth in the Staff’s letter dated June 5, 2023 to Rajiv Shukla, the Company’s Chief Executive Officer and Chairman (this “Comment Letter”). The Company is concurrently filing its Amendment No. 4 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page references in the description of the Staff’s comment refers to the Initial Registration Statement, and the page references in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 3 to Registration Statement on Form S-4

Q: What is the expected per share value of the cash consideration to be received by Carmell in the Business Combination?, page 9

1. We note your disclosure describing your table on page 9 as “a calculation of the net cash per New Carmell common stock resulting from the proceeds of the Trust Account.” Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, but the post transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants under each redemption scenario.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure in the table on page 9 of the Amended Registration Statement to illustrate the sources of total cash expected to be available as of the closing of the Business Combination and details as to the shares to be outstanding as of the closing of the Business Combination and to add a second sub-table reflecting the potential cash proceeds of exercises of warrants and use of the ELOC, as well as the potential shares outstanding as a result of such exercises or issuances pursuant to the ELOC, in response to the Staff’s comment. The Company has revised related disclosures on pages 10, 11, 27, 136, 147, 148, 150, 231, and 232 of the Amended Registration Statement in response to the Staff’s comment.

Background of the Business Combination Negotiations with Carmell, page 83

2. We note your response to comment 2, and your amended disclosure on page 86, including the following:

•

“Pursuant to the Common Stock Purchase Agreement and subject to the satisfaction of the conditions set forth in the Common Stock Purchase Agreement, the Combined Company will have the right, after the Closing Date from time to time, to sell to such an investor up to $25.0 million worth of shares of New Carmell Common Stock subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement;” and

•	“The Common Stock Purchase Agreement will provide for a Commitment Fee in the amount of $218,750 payable in shares of New Carmell Common Stock.”

Please amend your disclosure to provide additional detail about the conditions set forth in the Common Stock Purchase Agreement, including any discount to market price to be paid by the investor for New Carmell shares. In addition, revise your prospectus summary to describe the agreement, including the commitment fee payable to the investor in the form of commitment shares and any other material terms, and update your estimated ownership percentages upon completion of the business combination throughout your filing to account for the estimated commitment shares. Finally, please include a separate, specific risk factor to address the potential dilutive effect of your equity line agreement with the investor.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 30, 88, 119, 121, and 134 of the Amended Registration Statement to provide an expanded description of the ELOC and pages 34 and 68 of the Amended Registration Statement to add risks related to the ELOC in response to the Staff’s comment. The Company has also filed the form of Common Stock Purchase Agreement as Exhibit 10.33 to the Amended Registration Statement.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (212) 459-7203.

Sincerely,

/s/ Jeffrey A. Letalien

Jeffrey A. Letalien, Esq.

cc:	Rajiv Shukla, Alpha Healthcare Acquisition Corp. III
Scott R. Jones, Troutman Pepper Hamilton Sanders LLP